Exhibit 99.2



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                       ELAN FINANCE PUBLIC LIMITED COMPANY
                               ELAN FINANCE CORP.



                     7 3/4% SENIOR FIXED RATE NOTES DUE 2011
                                       and
                       SENIOR FLOATING RATE NOTES DUE 2011



                     FULLY AND UNCONDITIONALLY GUARANTEED BY

                              ELAN CORPORATION, PLC
                                       and
                         THE SUBSIDIARY NOTE GUARANTORS

                       __________________________________



                          DEPOSIT AND CUSTODY AGREEMENT
                          Dated as of November 16, 2004



                       __________________________________






                              THE BANK OF NEW YORK,

                     as GLOBAL NOTE DEPOSITARY AND CUSTODIAN




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     THIS DEPOSIT AND CUSTODY AGREEMENT is made as of this 16th day of November
2004 by and between Elan Finance public limited company, a public limited company incorporated and registered under the laws of Ireland, and Elan Finance Corp., a Delaware corporation (each, a co-issuer, and together the "Issuer"), Elan Corporation, plc, a public limited company incorporated and registered under the laws of Ireland (the "Company"), the subsidiary note guarantors from time to time under the Indenture (the "Subsidiary Note Guarantors" and, together with the Company, the "Guarantors" and each a "Guarantor") and The Bank of New York, as Global Note Depositary and Custodian (the "Global Note Depositary and Custodian").

                                   ARTICLE 1

                    DEFINITIONS AND OTHER GENERAL PROVISIONS

     Section 1.01. Definitions. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Indenture (as defined below). In addition, the following terms, as used herein, have the following meanings:

     "Additional Amounts" shall have the meaning ascribed to it in Section 2.15 hereof.

     "Additional Interest" means any interest or other amounts payable by the Issuer pursuant to a Registration Rights Agreement.

     "Affiliate" shall have the meaning ascribed to it in the Indenture.

     "Agent Member" means any member of, or participant in, the Depositary.

     "Asset Sale Offer" shall have the meaning ascribed to it in the Indenture.

     "Board Resolution" shall have the meaning ascribed to it in the Indenture.

     "Book-Entry Interests" means interests in any Global Receipt issued pursuant to this Agreement, which are eligible for trading through DTC's book-entry system. References to Book-Entry Interests representing an interest in a Global Note should be understood to mean Book-Entry Interests representing an interest in the Global Receipt issued with respect to such Global Note.

     "Business Day" shall have the meaning ascribed to it in the Indenture.

     "Certificated Notes" means the definitive Notes issued pursuant to the Indenture in substantially the form set forth in the Indenture.

     "Change of Control Offer" shall have the meaning ascribed to it in the Indenture.

     "Change of Control Payment" shall have the meaning ascribed to it in the Indenture.



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     "Clearstream" means Clearstream Banking, S.A.

     "Company" means the party named as such in this Agreement until a successor replaces it pursuant to the applicable provisions of the Indenture and, thereafter, means the successor.

     "Corporate Trust Office" means the office of the Global Note Depositary and Custodian in the City of New York, at which at any particular time its corporate trust business shall be principally administered, which at the date hereof is located at 101 Barclay Street, Floor 21 West, New York, New York NY 10286,
Attention: Corporate Trust Administration.

     "Depositary" means DTC, or any successor, as the owner of the Global Receipts and indicated as such in the records of the Global Note Depositary and Custodian.

     "DTC" means The Depository Trust Company or its nominee.

     "Elan Note Guarantee" shall have the meaning ascribed to it in the Indenture.

     "Event of Default" shall have the meaning ascribed to it in the Indenture.

     "Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time.

     "Exchange Offer" shall have the meaning ascribed to it in the Registration Rights Agreement.

     "Euroclear" means Euroclear Bank, S.A./N.V., as operator of the Euroclear System.

     "40-day Period" shall have the meaning ascribed to it in the Indenture.

     "Global Note" shall have the meaning ascribed to it in the Indenture.

     "Global Note Depositary and Custodian" means the party named as such in this Agreement or its nominee or the custodian of either until a successor shall have become such pursuant to Section 3.07 hereof, and thereafter "Global Note Depositary and Custodian" shall mean such successor or its nominee or the custodian of either.

     "Global Receipt" means, in relation to each Global Note held by the Global Note Depositary and Custodian, a global receipt substantially in the form of Annex A hereto (and containing the appropriate legends set forth on the form of such Annex) in fully registered form issued by the Global Note Depositary and Custodian to the Depositary or its nominee representing the right to receive 100% of the principal, premium (including Additional Amounts, if any), interest and Additional Interest, if any, with respect to such Global Note.

     "Global Receipt Register" means a register of the Global Receipts and of their transfer and exchange.

     "Guarantor" means each party named as such in this Agreement from time to time until a successor replaces it pursuant to the applicable provisions of the Indenture and, thereafter, means the successor.

     "Holder" shall have the meaning ascribed to it in the Indenture.

     "Indenture" means the indenture of even date herewith between the Issuer, the Guarantors and The Bank of New York, as Trustee relating to the Notes as originally executed or as it may from time to time be amended, modified or supplemented from time to time by one or more indentures supplemental thereto entered into pursuant to the applicable provisions thereof.

     "Issuer" means the party or parties named as such in this Agreement until a successor replaces it pursuant to the applicable provisions of the Indenture and, thereafter, means the successor.

     "Issuer Order" and "Issuer Request" means a written request or order signed in the name of the Issuer by its Chairman, a Director, its Chief Financial Officer, its Chief Accounting Officer, its Secretary or a Vice President, and delivered to the Trustee.

     "Letter of Representations" means the Letter of Representations to DTC dated November 15, 2004 from the Issuer and the Global Note Depositary and Custodian.

     "Note" means any of the 7 3/4% Senior Fixed Rate Notes Due 2011 and the Senior Floating Rate Notes due 2011 of the Issuer issued under the Indenture.

     "Offer to Purchase" means either an Asset Sale Offer or a Change of Control Offer.

     "Officers' Certificate" shall have the meaning ascribed to it in the Indenture.

     "Opinion of Counsel" shall have the meaning ascribed it in the Indenture.

     "Person" shall have the meaning ascribed to it in the Indenture.

     "Registration Rights Agreement" shall have the meaning ascribed to it in the Indenture.

     "Regulation S Certificate" means a certificate, the form of which is set forth in Annex B hereto.

     "Regulation S Global Note" shall have the meaning ascribed to it in the Indenture from time to time.


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     "Responsible Officer" means, with respect to the Global Note Depositary and
Custodian, any vice president, any assistant vice president, any assistant treasurer, any trust officer or any assistant trust officer employed by the Global Note Depositary and Custodian's corporate trust department or any other officer of the Global Note Depositary and Custodian customarily performing functions similar to those performed by any of the above-designated officers and also means, with respect to a particular corporate trust or agency matter, any other officer to whom such matter is referred because of his or her knowledge and familiarity with the particular subject.

     "Rule 144A" means Rule 144A under the Securities Act.

     "Rule 144A Global Note" shall have the meaning ascribed to it in the Indenture.

     "Rule 144A Certificate" means a certificate, the form of which is set forth in Annex C hereto.

     "Securities Act" means the United States Securities Act of 1933, as amended from time to time.

     "Subsidiary Note Guarantor" shall have the meaning ascribed to it in the Indenture.

     "Subsidiary Note Guarantee" shall have the meaning ascribed to it in the Indenture.

     "Taxes" shall have the meaning ascribed to it in the Indenture.

     "Taxing Jurisdiction" shall have the meaning ascribed to it in the Indenture.

     "TIA" shall have the meaning ascribed to it in the Indenture.

     "Trustee" shall have the meaning ascribed to it in the Indenture.

     "Unrestricted Global Note" means a Global Note other than a Rule 144A Global Note (but which may be a Regulation S Global Note), with respect to which Book-Entry Interests therein may be transferable without material restriction under the Securities Act.

     Section 1.02. Rules of Construction. Unless the context otherwise requires:

     (1)  a term has the meaning assigned to it;

     (2) any capitalized term not otherwise defined herein shall have the meaning ascribed to it in the Indenture;

     (3)  "or" is not exclusive;

     (4)  "including" means including without limitation;


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     (5)  words in the singular include the plural and words in the plural include the singular; and

     (6) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other sub-division.

                                   ARTICLE 2

                              BOOK-ENTRY INTERESTS

     Section 2.01. Deposit of the Global Notes. The Global Note Depositary and Custodian hereby agrees to accept custody of each Rule 144A Global Note, each Regulation S Global Note and each Unrestricted Global Note, in each case, as may be issued under the Indenture from time to time (including without limitation, such Notes issued as Additional Notes under the Indenture from time to time), provided the same is delivered to the Global Note Depositary and Custodian, and shall act as Global Note Depositary and Custodian with respect thereto in accordance with the terms of this Agreement. The Global Note Depositary and Custodian shall hold such Global Notes at its Corporate Trust Office in London, England or at such place or places as it shall determine with the consent of the Issuer for the purposes of Section 2.03 hereof other than Ireland or the United States. Upon receipt of each Global Note issued under the Indenture from time to time, the Global Note Depositary and Custodian will issue Global Receipts (which represent a l00% interest in the respective Global Note) in substantially the form set forth in Annex A to this Agreement in accordance with the Letter of Representations to DTC by recording such Global Receipt in the Global Note Depositary and Custodian's books and records (which it shall maintain on behalf of the Issuer) in the name of Cede & Co., as nominee of DTC.

     Section 2.02. Book-Entry System. (a) Upon acceptance by DTC of the Global Receipts for entry into its book-entry settlement system in accordance with the terms of the Letter of Representations, Book-Entry Interests will be traded through DTC's book-entry system, and ownership of such Book-Entry Interests shall be shown in, and the transfer of such ownership shall be effected only through, records maintained by (i) DTC or its successors or (ii) institutions that have accounts with DTC or its successors. Book-Entry Interests shall be transferable only as units in the same authorized denominations as the Notes to which they correspond. Ownership of Book-Entry Interests will be limited to Agent Members and persons holding interests through Agent Members, including Clearstream and Euroclear.

     (b) The Global Receipts shall be issuable only to DTC, or successors of DTC or their respective nominees. Except as provided in Section 2.05 or Section 2.10 hereof, no owner or holder of Book-Entry Interests shall be entitled to receive a Certificated Note on account of such ownership, and such owner's or holder's (as the case may be) interest therein shall be shown only in accordance with the procedures of DTC as set forth in the Letter of Representations.


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     Section 2.03. Procedures in the Event of an Exchange Offer. Upon receipt by the Global Note Depositary and Custodian as Holder of a Global Note of notice of either the commencement of an Exchange Offer or the implementation of arrangements permitting the resale by holders of Notes pursuant to the registration provisions of the Securities Act, the Global Note Depositary and Custodian will forward to the Depositary materials relating to such Exchange Offer or other arrangements with any additional instructions applicable to owners of Book-Entry Interests. In the case of an Exchange Offer, upon notice by the Depositary of the principal amount of Book-Entry Interests representing an interest in a Regulation S Global Note or a Rule 144A Global Note (as applicable) tendered in response to the Exchange Offer, the Global Note Depositary and Custodian shall (i) in accordance with Section 2.8 of the Indenture, deliver to the Trustee that portion of the Global Notes (as applicable) with respect to which Book-Entry Interests have been tendered and receive in exchange therefor (to the extent such portions of the Global Notes are accepted pursuant to the Exchange Offer) a new Unrestricted Global Note or Notes (or an increase in an existing Unrestricted Global Note) in like principal amount as the Book-Entry Interests tendered, (ii) to the extent an Unrestricted Global Note is new, issue to the Depositary or its nominee a new Global Receipt representing an interest in the new Unrestricted Global Note, (iii) record pursuant to Section 2.04 hereof any changes in the principal amount of the Global Receipts representing an interest in such Regulation S Global Notes, such Rule 144A Global Notes and such Unrestricted Global Notes, and (iv) notify the Depositary of any such changes.

     Section 2.04. Record of Transfer of Interests in the Global Receipts. The Issuer appoints the Global Note Depositary and Custodian as its agent for the sole purpose of maintaining at the Global Note Depositary and Custodian's Corporate Trust Office a Global Receipt Register in which the Global Note Depositary and Custodian shall (i) record DTC as the initial registered owner of each Global Receipt; (ii) record the transfer of any Global Receipt; and (iii) record the increases and decreases in the principal amount represented by the Global Receipts. The Global Receipts cannot be transferred unless such transfer is noted in the records of the Global Note Depositary and Custodian, and all transfers of Book-Entry Interests shall be recorded in accordance with the book-entry system maintained by DTC, pursuant to customary procedures established by the Depositary and its Agent Members. The Global Note Depositary and Custodian shall treat the Person in whose name the Global Receipts are recorded in the Global Receipt Register as the owner thereof for all purposes whatsoever and shall not be bound or affected by any notice to the contrary, other than an order of a court having jurisdiction over the Global Note Depositary and Custodian.

     The foregoing paragraph shall not (i) impose an obligation on the Global Note Depositary and Custodian to record the interests in or transfers of Book-Entry Interests held by Agent Members or Persons that may hold Book-Entry Interests through Agent Members or (ii) restrict transfers of such Book-Entry Interests held by Agent Members or such Persons.

     In connection with the Global Note Depositary and Custodian's appointment as the Issuer's agent under this Section 2.04, the Issuer shall have such rights and


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obligations as regards removal of the Global Note Depositary and Custodian and appointment of a successor as are specified in Section 3.08 hereof.

     Section 2.05. Transfer of the Global Notes. The Global Note Depositary and Custodian shall not transfer or lend any Global Note or any interest therein except that the Global Note Depositary and Custodian may transfer the Global Notes to a successor Global Note Depositary and Custodian in accordance with
Section 3.08 or deliver the Global Notes to the Trustee pursuant to the Exchange Offer in accordance with Section 2.03. Notwithstanding the foregoing, the Global Note Depositary and Custodian shall not under any circumstances surrender or deliver the Global Notes to the Depositary. If (i) the Global Note Depositary and Custodian notifies the Issuer and the Trustee under Section 3.08 hereof that it is unwilling or unable to continue as Global Note Depositary and Custodian and no successor Global Note Depositary and Custodian has been appointed by the Issuer within 90 days of such notification and to the extent required by the rules and procedures of the Depositary, the Depositary has received a request from an Agent Member that any of the Notes represented the applicable Global Receipts be exchanged for Certificated Notes, (ii) DTC notifies the Issuer or the Global Note Depositary and Custodian that it is unwilling or unable to continue as Depositary with respect to the Global Receipts, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Issuer or the Global Note Depositary and Custodian (at the written request of the Issuer) within 90 days of such notification, or if at any time DTC is unable to or ceases to be a clearing agency registered under the Exchange Act, at a time when it is so required to be so registered in order to act as Depositary or (iii) there shall have occurred and be continuing an Event of Default under the Indenture, then the Global Note Depositary and Custodian shall promptly notify the Depositary that the Global Notes will be exchanged in whole for Certificated Notes pursuant to Section 2.6(c) of the Indenture and, at the option of the Depositary, either (1) two or more Certificated Notes shall be issued pursuant to the Indenture and deposited with the Depositary in exchange for the Global Receipt held by the Depositary, whereupon all outstanding Book-Entry Interests will represent interests in such Certificated Notes, or (2) Certificated Notes shall be issued in such names and denominations as the Depositary shall specify upon cancellation of the Global Receipts and all Book-Entry Interests. The Global Note Depositary and Custodian agrees that in either such event it will promptly surrender each Global Note held by it to the Trustee in connection with such exchange for cancellation pursuant to Section
2.12 of the Indenture.

     Section 2.06. Cancellation. If any Global Note is surrendered for payment, or for redemption or purchase in full of all the Notes evidenced thereby, or for exchange for Certificated Notes to any Person other than the Trustee then such Global Note shall, subject to Sections 2.08, 2.09 and 2.10, as applicable, become void and be delivered to the Trustee for cancellation.

     Section 2.07. Payments in Respect of the Global Receipts and Global Notes.
(a) Whenever the Global Note Depositary and Custodian shall receive from the Paying Agent appointed under the Indenture any payment of principal, premium (including any Additional Amounts), interest and Additional Interest, if any, in respect of a Global Note, whether in connection with any redemption, repurchase, declaration of acceleration or otherwise, the amount so received shall be distributed promptly to the Depositary, on the corresponding payment date for such Global Note, which will distribute such amounts to its Agent Members in U.S. Legal Tender. The Issuer, the Guarantors and the Paying Agent will be discharged by payment to the Holder of a Global Note from any responsibility or liability under the Global
Note in respect of each amount so paid. So long as DTC is the Depositary, such payments shall be made in accordance with the Letter of Representations.

     (b) The Global Note Depositary and Custodian shall forward to the Issuer, the Guarantors and the Trustee or their agents such information from its records as the Issuer, the Guarantors or the Trustee may reasonably request to enable the Issuer or their agents to file necessary reports with governmental agencies, and the Global Note Depositary and Custodian, the Issuer and the Trustee or their agents may file any such reports necessary to obtain benefits under any applicable tax treaties for the Depositary or beneficial owners of Book-Entry Interests.

     (c) None of the Issuer, the Guarantors, the Trustee, the Global Note Depositary and Custodian or any agent of the Issuer, the Guarantors, the Trustee or the Global Note Depositary and Custodian will have any responsibility or liability for any aspect of the records relating to payments made by the Depositary (or its direct or indirect participants) on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to such Book-Entry Interests.

     (d) Notwithstanding any other provision of this Agreement, the Global Note Depositary and Custodian shall be required to pay to the Depositary only amounts (including Additional Amounts and Additional Interest, if any) received by the Global Note Depositary and Custodian in respect of a Global Note.

     Section 2.08. Redemption of Notes and Book-Entry Interests. In the event that the Issuer exercises any right of redemption under the Indenture and terms of the Notes in respect of all or any part of any Global Note, the Global Note Depositary and Custodian shall promptly deliver such Global Note to the Trustee and request the Trustee to endorse Schedule A to such Global Note to reflect the reduction in the principal amount of such Global Note as a result of such redemption. In addition, the Global Note Depositary and Custodian shall notify the Depositary of the principal amount redeemed and of a corresponding reduction of the same principal amount of the Global Receipt. The Global Note Depositary and Custodian shall pay all such amounts received by it in connection with such redemption to the Depositary.

     Section 2.09. Offer to Purchase Notes and Book-Entry Interests. Upon receipt by the Global Note Depositary and Custodian as Holder of a Global Note of an Offer to Purchase pursuant to the Indenture, the Global Note Depositary and Custodian will forward the Offer to Purchase to the Depositary with any additional instructions applicable to owners of Book-Entry Interests. Upon notice by the Depositary of the principal amount of Book-Entry Interests tendered for purchase in response to such Offer to Purchase, the Global Note Depositary and Custodian will surrender the applicable Global
Note in accordance with the instructions set forth in the Offer to Purchase, indicating the portion of the principal amount of such Global Note that is being tendered for purchase pursuant to the Offer to Purchase. Upon receipt of any payment resulting from the Offer to Purchase, the Global Note Depositary and Custodian shall pay any amounts received to the Depositary, indicate the principal amount of such Global Note reduced by the Trustee in connection with the Offer to Purchase, and notify the Depositary of a corresponding reduction in the principal amount of the Global Receipt. To the extent that the Issuer shall determine not to purchase Notes tendered pursuant to an Offer to Purchase (or any other offer to purchase the Notes) that it is not required to purchase pursuant to the terms of the Indenture, the Global Note Depositary and Custodian shall notify each Holder of such Notes of such determination and shall not be required to pay any amounts with respect to such Notes.

     Section 2.10. Exchange for Certificated Notes; Transfers and Transfer Restrictions. If an Event of Default has occurred and is continuing, and the owner of a Book-Entry Interest shall so request (such request of the owner to be given in writing only through the Depositary), then upon transfer or surrender of such owner's Book-Entry Interest to the account of the Global Note Depositary and Custodian maintained with the Depositary, the Global Note Depositary and Custodian shall (i) promptly deliver the applicable Global Note to the Trustee and request that the Trustee exchange such Global Note for one or more Certificated Notes as provided in Section 2.6(c) of the Indenture, (ii) instruct the Depositary to cancel the Book-Entry Interests relating to such Certificated Notes as are issued in the names of persons other than the Global Note Depositary and Custodian and held in the account of the Global Note Depositary and Custodian maintained with the Depositary and (iii) notify the Depositary of the relevant reduction in the principal amount of the Global Receipt.

     Thereafter, if any Global Note is still outstanding, then to the extent permitted by the Indenture, when any Certificated Notes is properly consolidated into any Global Note pursuant to the terms of the Indenture, the Global Note Depositary and Custodian shall promptly (i) deliver the applicable Global Note held by the Global Note Depositary and Custodian to the Trustee and request that the Trustee endorse the schedule thereof to increase the principal amount of such Global Note by an amount equal to the principal amount of the Certificated Note delivered for cancellation, or exchange such Global Note for a new Global Note and (ii) notify the Depositary of an increase in the Global Receipt for the account of such holder equal in principal amount to the principal amount of such Certificated Note.

     If the owner of a Book-Entry Interest representing an interest in one Global Note wishes at any time to transfer such interest to a Person who wishes to take delivery thereof in the form of a Book-Entry Interest representing an interest in a second Global Note, then upon receipt by the Global Note Depositary and Custodian of (A) instructions given by the Depositary or its authorized representative directing the Global Note Depositary and Custodian to credit or cause to be credited an interest in the first such Global Receipt equal to the principal amount of the second Global Receipt to be transferred (which may be in the form of an order that a Book-Entry Interest representing an interest in the second Global Note in a specified principal amount be credited to a specified Agent Member's account and that a Book-Entry Interest representing an interest in the first Global Note in an equal principal amount be debited from another specified Agent Member's account) and (B) if applicable (as described in the following paragraph), a Rule 144A Certificate or a Regulation S Certificate duly executed by the owner of such Book-Entry Interest or his attorney-in-fact duly authorized in writing, then, subject to the rules and procedures of DTC, the Global Note Depositary and Custodian shall (i) promptly deliver the applicable Global Notes to the Trustee and request that the Trustee endorse the schedule to such Global Notes to reflect the reduction in principal amount of the first Global Note and the corresponding increase in the second Global Note resulting from such transfer and (ii) make in its book-entry system, and notify the Depositary of, the corresponding adjustments in the principal amount of the Global Receipts.

     Reference is made to Section 2.8 of the Indenture which sets forth certain transfer restrictions and certification requirements relating to exchanges or transfers between Holders of the Global Notes and/or Certificated Notes. Owners of Book-Entry Interests acknowledge that analogous transfer restrictions and certifications shall apply to transfers and exchanges described in this Section
2.10. Accordingly, in the circumstances where a Certificate for Transfer of the type set forth in Exhibit D of the Indenture or a Certificate for Transfer of the type set forth in Exhibit C of the Indenture is required under Section 2.8 of the Indenture to be delivered to the Trustee in connection with any transfer or exchange involving a Global Note, a Rule 144A Certificate or a Regulation S Certificate, as applicable, shall be delivered to the Global Note Depositary and Custodian in connection with any analogous transfer or exchange involving a Book-Entry Interest representing an interest in such Global Note.

     Each owner of Book-Entry Interests representing an interest in a Rule 144A Global Note is deemed to represent that such Book-Entry Interests have not been registered under the Securities Act and, accordingly, may not be offered, resold, pledged or otherwise transferred by such owner except (a)(i) to the Issuer, the Company or any subsidiary of the Company; (ii) inside the United States to a person who such owner reasonably believes is a "qualified institutional buyer" (as such term is defined in Rule 144A) in compliance with Rule 144A, (iii) outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act (if available), (iv) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), (v) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an Opinion of Counsel if the Issuer so requests), or (vi) pursuant to an effective registration statement under the Securities Act, and (b) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

     Section 2.11. Record Date. Whenever (i) the Global Note Depositary and Custodian shall receive notice of any action to be taken by the holder of a Global Note, or (ii) the Global Note Depositary and Custodian otherwise deems it appropriate in respect of any other matter, including any payment to be made in respect of any Global Note, the Global Note Depositary and Custodian shall fix a record date for the determination of the principal amount represented by the Global Receipt at such record date, with respect to which the Depositary shall be entitled to take any such action or to act in respect of any such matter, which record date shall be the same date as that fixed with respect to the holder of a Global Note or holders of Certificated Notes under the Indenture. Subject to the provisions of this Agreement, only the Depositary in whose name the Global Receipt is recorded in the Global Receipt Register at the close of business on such record date shall be entitled to receive any such payment, to give instructions as to any such action or to act in respect of any such matter. To the extent that there shall occur any transfers of interests between the Global Notes pursuant to Section 2.8 of the Indenture during the time between such record date and the date on which the Global Note Depositary and Custodian shall receive any payment in respect of the Notes, the Global Note Depositary and Custodian shall make payments on the Global Notes in such amounts as to ensure that the Persons holding Notes on such record date receive amounts to which they would have otherwise been entitled absent any such transfer.

     Section 2.12. Action in Respect of the Global Receipts or the Global Notes. As soon as practicable after receipt by the Global Note Depositary and Custodian of notice of any solicitation of consents or request for a waiver or other action by the holder of a Global Note under the Indenture or by the Global Note Depositary and Custodian under this Agreement or by an owner of a Book-Entry Interest, or of any Offer to Purchase or other offer to purchase (including without limitation any debt tender offer) by the Issuer or any other Person, the Global Note Depositary and Custodian shall mail to the Depositary a notice containing (a) such information as is contained in the notice received, (b) a statement that at the close of business on a specified record date (established in accordance with Section 2.11 hereof) the Depositary will be entitled, subject to the provisions of or governing the Global Receipt or Global Note, to instruct the Global Note Depositary and Custodian as to the consent, waiver or other action, if any, pertaining to any Global Note, this Agreement or the Indenture and (c) a statement as to the manner in which such instructions may be given. In addition, the Global Note Depositary and Custodian will forward to the Depositary or, based upon instructions received from the Depositary, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon receipt of the written request of the Depositary, the Global Note Depositary and Custodian shall endeavor insofar as practicable and permitted under the provisions of this Agreement or the Indenture, as the case may be, to take such action regarding the requested consent, waiver or other action in respect of any Global Note in accordance with any instructions set forth in such request. The Global Note Depositary and Custodian agrees that the Depositary may grant proxies or otherwise authorize Agent Members (or persons owning Book-Entry Interests through such Agent Members) to provide such instructions to the Global Note Depositary and Custodian so that it may exercise any rights of a holder or take other actions which a holder is entitled to take under the Indenture. The Global Note Depositary and Custodian shall not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Indenture. Without prejudice to Section 2.07(c) hereof, the Global Receipt Register shall, absent manifest error, be conclusive evidence of the owners of Book-Entry Interests and the principal amount represented by such Book-Entry Interests.

     Section 2.13. Changes Affecting the Global Notes. Upon any reclassification of the Global Notes, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Issuer or to which the Issuer is a party, any securities that shall be received by the Global Note Depositary and Custodian from the Issuer, the Guarantors or their respective successors under the Indenture in exchange for or in respect of a Global Note shall be treated as a new Global Note or as part of the Global Note under this Agreement and any corresponding Global Receipt shall thenceforth represent the Global Note, including such new securities so received.

     Section 2.14. Reports. The Global Note Depositary and Custodian shall promptly (and in no event later than 5 Business Days from receipt) send to the Depositary a copy of any notices, reports and other communications relating to the Issuer, the Guarantors, the Global Notes or the Book-Entry Interests that are received by the Global Note Depositary and Custodian.

     Section 2.15. Additional Amounts. The Issuer, the Guarantors and any successor Person to any of them shall pay to Holders of Global Notes, for payment to holders of the Book-Entry Interests, such additional amounts ("Additional Amounts") as may be necessary (including, without limitation, because the Notes are not listed on the Irish Stock Exchange) in order that every net payment of principal, premium (including Additional Amounts as defined under the Indenture), if any, Change of Control Payment, Asset Sale Offer Amount, redemption price, interest or Additional Interest, if any, in respect of any Book-Entry Interests, and any payment in respect of the Elan Note Guarantee or any Subsidiary Note Guarantee will not be less than the amount provided for in the Notes and the Indenture to be then due and payable; provided that the foregoing obligation to pay Additional Amounts shall be subject to the limitations contained in the Indenture, such limitations to be applied for these purposes by treating the owner of any Book-Entry Interest in a manner analogous to a Holder or beneficial owner for the purposes of Section 3.17 of the Indenture.

     For the avoidance of doubt, in the event that any deduction or withholding for or on account of any Taxes is required by applicable law in respect of any payments hereunder, the Issuer, the Company or the applicable Subsidiary Note Guarantor shall deduct and withhold such Tax from such payment.

     At least 10 days prior to the first date on which withholding on account of Taxes would be required under applicable law or payment of Additional Amounts would be required pursuant to this Section 2.15 to be made, and at least 10 days prior to any subsequent such date if there has been any change with respect to such matters, the Issuer will furnish the Global Note Depositary and Custodian with an Officers' Certificate that shall specify by country the amount, if any, required to be withheld on such payments to the Depositary and the amount of Additional Amounts payable to the Depositary, net of amounts to which the Depositary or any owner of a Book-Entry Interest is not entitled. The Global Note Depositary and Custodian shall have no responsibility for determining whether the Depositary or any owner of a Book-Entry Interest is entitled to the payment of Additional Amounts, but shall be entitled to rely conclusively for this purpose on the Officers' Certificate or on certifications from the Depositary. The Issuer shall indemnify the Global Note Depositary and Custodian for, and hold it harmless against, any loss, liability or expense reasonably incurred without negligence, bad faith or willful misconduct on its part arising out of or in connection with actions taken or omitted by it in reliance on any Officers' Certificate furnished to it pursuant to this
Section 2.15 or any failure to furnish any such Officers' Certificate. Notwithstanding anything to the contrary provided above, the Global Note Depositary and Custodian shall pay or cause to be paid Additional Amounts only out of funds that shall be received by it from the Issuer for that purpose.

                                    ARTICLE 3

                    THE GLOBAL NOTE DEPOSITARY AND CUSTODIAN

     Section 3.01. Certain Duties, Liabilities and Responsibilities. (a) The Global Note Depositary and Custodian undertakes to perform such duties and only such duties as are specifically set forth in this Agreement.

     (b) The Global Note Depositary and Custodian shall not be liable under this Agreement other than by reason of its own bad faith, willful misconduct or negligence in the performance of such duties as are specifically set forth in this Agreement. The Global Note Depositary and Custodian shall not be liable for any damages resulting from the transfer or delivery of the Global Notes in accordance with the terms of this Agreement. The Global Note Depositary and Custodian shall not be liable for any action or inaction by it done in good faith reliance upon the advice of its accountants or legal counsel. The Global Note Depositary and Custodian may request and rely and shall be protected in acting in reliance upon any written notice, request and rely and shall be protected in acting in reliance upon any written notice, request, direction or other document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

     Section 3.02. Compliance with Letter of Representations. The Global Note Depositary and Custodian agrees to comply with all of the provisions set forth in the Letter of Representations so long as DTC is the Holder.

     Section 3.03. Obligations of the Global Note Depositary and Custodian. (a) The Global Note Depositary and Custodian assumes no obligation nor shall it be subject to any liability under this Agreement to the Holder or any beneficial owner (including, without limitation, liability with respect to the validity of worth of the Global Notes), other than that it agrees to use its good faith and reasonable care in the performance of such duties as are specifically set forth in this Agreement.

     (b) The Global Note Depositary and Custodian makes no representation or warranty and shall at no time have any responsibility for, or liability or obligation in respect of, the legality, validity, binding effect, adequacy or enforceability of the Global Notes, the performance and observance by any of the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture of their obligations under the Global Notes or the recoverability of any sum of interest, arrears of interest, premium or principal due or to become due from the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture in respect of the Global Notes.

     (c) The Global Note Depositary and Custodian shall at no time have any responsibility for, or obligation or liability in respect of, the financial condition, creditworthiness, affairs, status or nature of the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture.

     (d) The Global Note Depositary and Custodian shall not at any time be liable for any act, default or omission of the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture or in respect of the Global Notes.

     (e) Payments in respect of the Global Receipts will only be made to the extent of any amounts actually received by or on behalf of the Global Note Depositary and Custodian in respect of the underlying Global Note.

     (f) The Global Note Depositary and Custodian shall not be required to give notice to the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture or the Depositary that a Global Note is repayable or that any Event of Default in relation to the Global Notes has occurred pursuant to Article VI of the Indenture or take any proceedings to enforce payment under the Indenture, except as expressly provided otherwise in this Agreement.

     (g) The Global Note Depositary and Custodian shall be under no obligation to exercise in favor of the Holder any rights of set-off or of bankers' lien or of counterclaims that may arise out of any other transaction between the Issuer, the Company or any Subsidiary Note Guarantor under the Indenture or the Global Note Depositary and Custodian.

     (h) The Global Note Depositary and Custodian shall be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of either a Global Note or in respect of a Global Receipt, or take any other action or omit to take any action under this Agreement, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required.

     (i) The Global Note Depositary and Custodian shall not be liable for any acts or omissions made by a successor Global Note Depositary and Custodian whether in connection with a previous act or omission of the Global Note Depositary and Custodian or in connection with a matter arising wholly after the removal or resignation of the Global Note Depositary and Custodian, provided that the Global Note Depositary and Custodian, exercised its good faith and reasonable care while it acted as Global Note Depositary and Custodian.

     (j) The Global Note Depositary and Custodian shall not be under any liability for interest on, or any obligation to invest or segregate, any monies at any time received by each of them pursuant to the terms and conditions of this Agreement except as required by law.

     (k) The Global Note Depositary and Custodian may own and deal in any class of securities of the Issuer, the Guarantors and their respective affiliates and in interests in the Global Notes to the extent permitted by law.

     (l) The Global Note Depositary and Custodian may enter into other dealings with the Issuer, the Guarantors or any of their respective affiliates of any nature whatsoever.

     Section 3.04. Not Responsible for Recitals or Issuance of Notes. The recitals contained in the Indenture, in this Agreement and in the Notes, shall be taken as the statements of the Issuer, the Guarantors or of the Trustee and the Global Note Depositary and Custodian assumes no responsibility for their correctness. The Global Note Depositary and Custodian makes no representations as to the validity or sufficiency of this Agreement, the Indenture or of the Notes or of any offering materials. The Global Note Depositary and Custodian shall not be accountable for the use or application by the Issuer of the proceeds with respect to the Notes.

     Section 3.05. Money Held in Trust. Money held by the Global Note Depositary and Custodian hereunder need not be segregated from other funds held by the Global Note Depositary and Custodian, except to the extent required by law. The Global Note Depositary and Custodian shall be under no obligation to invest or pay interest on any money received by it hereunder.

     Section 3.06. Compensation and Reimbursement. The Issuer and the Guarantors jointly and severally agree:

     (a) to pay to the Global Note Depositary and Custodian from time to time such compensation as agreed between the Issuer and the Global Note Depositary and Custodian in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law with regard to the compensation of a trustee of an express trust);

     (b) to reimburse the Global Note Depositary and Custodian and any predecessor Global Note Depositary and Custodian upon its request for all reasonable expenses, disbursements and advances incurred or made by the Global Note Depositary and Custodian in accordance with any provision of this Agreement (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, willful misconduct or bad faith; and

     (c) to fully indemnify the Global Note Depositary and Custodian and any predecessor Global Note Depositary and Custodian for, and to hold it harmless against, any and all loss, liability, cost, claim, action, demand or expense incurred without negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of this Agreement and its duties hereunder, including the costs and expenses of defending itself against or investigating any claim of liability in connection with the exercise or performance of any of its powers or duties hereunder (a "liability"). Without limiting the generality of the foregoing, except as provided herein, the Global Note Depositary and Custodian shall not have any duty or responsibility for and shall not be deemed to have been negligent with respect to, and the Issuer and the Guarantors shall jointly and severally indemnify and hold harmless the Global Note Depositary and Custodian against any claim (i) that the Global Notes are not genuine or (ii) that the disclosure with respect to applicable laws was not made in connection with the offering of the Notes.

     (d) In case any claim shall be made or action brought against the Global Note Depositary and Custodian for any reason for which indemnity may be sought against the Issuer or any Guarantor as provided above, the Global Note Depositary and Custodian shall promptly notify the Issuer and/or such Guarantor in writing setting forth the particulars of such claim or action and the Issuer or such Guarantor may assume the defense thereof. In the event that the Issuer or such Guarantor assumes the defense, the Global Note Depositary and Custodian shall have the right to retain separate counsel in any such action but shall bear the fees and expenses of such counsel unless (i) the Issuer or such Guarantor shall have specifically authorized the retaining of such counsel at its expense or (ii) the parties to such suit include the Global Note Depositary and Custodian and the Issuer and/or such Guarantor and, the Global Note Depositary and Custodian has been advised in writing by counsel reasonably acceptable to the Issuer and the Company that representatives of the Global Note Depositary and Custodian, on one hand, and the Issuer or Guarantor, on the other hand, by the same counsel would be inappropriate due to actual or potential conflicting interests between them. The Global Note Depositary and Custodian agrees to give all assistance reasonably required in connection with the conduct of any such claim or action, including permitting proceedings to be brought in its name.

     (e) The obligations of the Issuer and the Guarantors under this Section
3.06 shall be in addition to any liability which either of them may otherwise have and shall extend, upon the same terms and conditions, to each officer, director, employee and agent of the Global Note Depositary and Custodian acting in their capacity as such and to each person, if any, who controls the Global Note Depositary and Custodian acting in their capacity as such.

     The obligations of the Issuer and the Guarantors under this Section 3.06 to compensate and indemnify the Global Note Depositary and Custodian and any predecessor Global Note Depositary and Custodian and to pay or reimburse the Global Note Depositary and Custodian and any predecessor Global Note Depositary and Custodian for expenses, disbursements and advances shall survive the payment of the Global Notes, resignation or removal of the Global Note Depositary and Custodian and satisfaction, discharge or other termination of this Agreement.

     The Depositary shall not be responsible for: (1) taxes and other government charges (other than income tax resulting from its services hereunder) and (2) such registration fees as may from time to time be in effect, in each case for the registration of transfers of interest in a Global Receipt.

     Section 3.07. Global Note Depositary and Custodian Required; Eligibility.
(a) At all times when there is a Global Note Depositary and Custodian hereunder, such Global Note Depositary and Custodian shall be a corporation organized or a company incorporated and doing business under the laws of the United Kingdom or any political subdivision thereof, United States of America, any State thereof or the District of Columbia, having, together with its parent, a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal, State or District of Columbia authority and willing to act on reasonable terms. Such corporation shall have a place of business in London, England, if there be such a corporation in such location willing to act upon reasonable and customary terms and conditions. If such corporation, or its parent, publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 3.07, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Global Note Depositary and Custodian shall cease to be eligible in accordance with the provisions of this Section 3.07, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

     Section 3.08. Resignation or Removal of Global Note Depositary and Custodian. (a) The Global Note Depositary and Custodian may at any time resign as Global Note Depositary and Custodian hereunder by written notice of its election so to do delivered to the Trustee, the Issuer and the Company, such resignation to take effect upon the appointment by the Issuer of a successor Global Note Depositary and Custodian located outside Ireland and outside the United States (approved by the Trustee and the Holder each of which approval shall not be unreasonably withheld) and its acceptance of such appointment as hereinafter provided. If at the end of 90 days after delivery of such notice, no successor Global Note Depositary and Custodian has been appointed or accepted such appointment, the Global Note Depositary and Custodian may terminate this Agreement by requesting the Issuer to issue Certificated Notes in accordance with Section 2.6(c) of the Indenture, and such termination shall become effective when Certificated Notes shall have been so issued.

     (b) In the event that the Issuer determines that it would become obligated to pay any amount in respect of any deduction or withholding for any Taxes, or if the Issuer cannot make payments on the Notes and a Guarantor has become obligated to make payments on the Notes and determines that it would become obligated to pay any such amount under Section 2.15 or Section 3.12 or at any time upon 90 days notice by the filing with it of an instrument in writing signed on behalf of the Issuer and specifying such removal and the date on which it is intended to become effective, the Global Note Depositary and Custodian may be removed by the Issuer by written notice of such removal effective upon the appointment of a successor Global Note Depositary and Custodian, and its acceptance of such appointment as herein provided.

     Section 3.09. Acceptance of Appointment by Successor. (a) In case of the appointment hereunder of a successor Global Note Depositary and Custodian, every such successor Global Note Depositary and Custodian so appointed shall execute, acknowledge and deliver to the Issuer and the Guarantors and to the retiring Global Note

Depositary and Custodian an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Global Note Depositary and Custodian shall become effective and such successor Global Note Depositary and Custodian, without any further act, deed or conveyance, shall become vested with all the rights, powers, agencies and duties of the retiring Global Note Depositary and Custodian, with like effect as if originally named as Global Note Depositary and Custodian hereunder; but, on the request of the Issuer or the successor Global Note Depositary and Custodian, such retiring Global Note Depositary and Custodian shall, upon payment of all amounts due and payable to it and its agents and counsel pursuant to Section 3.06 hereof, execute and deliver an instrument transferring to such successor Global Note Depositary and Custodian, all the rights and powers of the retiring Global Note Depositary and Custodian and shall duly assign, transfer and deliver to such successor Global Note Depositary and Custodian, all property and money held by such retiring Global Note Depositary and Custodian hereunder and shall deliver the Global Notes to the successor.

     (b) Upon the request of any such successor Global Note Depositary and Custodian, the Issuer and the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Global Note Depositary and Custodian all such rights, powers and agencies referred to in paragraph (a) of this Section 3.09.

     (c) No successor Global Note Depositary and Custodian shall accept its appointment unless at the time of such acceptance such successor Global Note Depositary and Custodian shall be eligible under this Article.

     (d) Upon acceptance of appointment by any successor Global Note Depositary and Custodian as provided in this Section 3.09, the Issuer or the Company shall give notice thereof to the Depositary in accordance with Section 4.02 hereof. If the acceptance of appointment is substantially contemporaneous with the resignation of the Global Note Depositary and Custodian, then the notice called for by the preceding sentence may be combined with the notice called for by
Section 3.08 hereof. If the Issuer or the Company fails to give such notice within 15 days after acceptance of appointment by the successor Global Note Depositary and Custodian, the successor Global Note Depositary and Custodian shall promptly cause such notice to be given at the expense of the Issuer.

     Section 3.10. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Global Note Depositary and Custodian may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Global Note Depositary and Custodian shall be a party, or any corporation succeeding to all or substantially all the agency business of the Global Note Depositary and Custodian, shall be the successor of the Global Note Depositary and Custodian hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation shall be otherwise eligible under this Article.

     Section 3.11. Prevention or Delay in Performance by the Global Note Depositary and Custodian. The Global Note Depositary and Custodian shall not incur any liability to any holder, any beneficial owner or any other person hereunder or in connection herewith if (i) by reason of any provision of any present or future law or regulation, of any governmental or regulatory authority or securities exchange, or by any reason of any act of God or war or other circumstance beyond the control of the Global Note Depositary and Custodian, the Global Note Depositary and Custodian shall be prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall be done or performed and (ii) by reason of any exercise of or failure to exercise, in good faith any discretion provided for in this Agreement. Should the Global Note Depositary and Custodian receive any payment in respect of a Global Note and be unable pursuant to the foregoing to distribute such payment to the Depositary due to any reason described in this Section 3.11, the Global Note Depositary and Custodian shall, if practicable, promptly return such payment to the Issuer or the relevant Guarantor from whom such payment was initially received, and provide written notice of the reason for the inability to distribute such payment.

     Section 3.12. Taxes. If any Taxes shall be required to be deducted or withheld from the payment by the Global Note Depositary and Custodian to the Depositary of any payments of amounts equal to principal of and any premium and interest on the underlying Global Note, the Issuer and the Guarantors agree that they shall pay or cause to be paid (without duplication of any amounts paid or obligated to be paid under the Indenture and subject to the limitations and exceptions set forth therein) to the Global Note Depositary and Custodian such additional amounts as may be necessary in order that the net amounts distributed to the Holder, after such deduction or withholding, shall equal the amounts which would have been received by the Depositary in the absence of such withholding. The Issuer and the Company shall promptly notify in writing the Global Note Depositary and Custodian should any deduction or withholding be required. The Depositary shall not be deemed to have any notice of any required deduction or withholding prior to the receipt of such notice.

     Section 3.13. Appointment of Agent or Attorney. The Global Note Depositary and Custodian may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or through agents or attorneys and the Global Note Depositary and Custodian shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care by it hereunder.

                                    ARTICLE 4

                            MISCELLANEOUS PROVISIONS

     Section 4.01. Notices to Global Note Depositary and Custodian Issuer or Guarantors. Any request, demand, authorization, direction, notice, consent, or waiver or other document provided or permitted by this Agreement to be made upon, given or furnished to, or filed with,

     (a) the Global Note Depositary and Custodian by the Depositary, the Trustee, the Issuer or the Guarantors shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing and delivered or mailed and received, first-class postage prepaid, to the Global Note Depositary and Custodian at its Corporate Trust Office or at any other address previously furnished in writing by the Global Note Depositary and Custodian to the Depositary, the Trustee, the Issuer and the Company, or

     (b) the Issuer, the Company and/or any Subsidiary Note Guarantor, by the Global Note Depositary and Custodian shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing and delivered or mailed and received, first-class postage prepaid, to c/o Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, Attention: Chief Financial Officer, facsimile: (353) 1 662 4949, with a copy to Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005, facsimile: 212-269-5420, Attention: Christopher Cox, Esq. or at any other address previously furnished in writing to the Global Note Depositary and Custodian by the Issuer or the Company.

     Section 4.02. Notice to Depositary and Owners; Waiver. Where this Agreement provides for notice to the Depositary or owners of Book-Entry Interests of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided or as provided in the Letter of Representations) if in writing and mailed, first-class postage prepaid (or, if first class mail is unavailable, by airmail) or sent by facsimile with a confirmation sent by overnight courier, to the Depositary at the address notified to the Global Note Depositary and Custodian, in each case not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by the Depositary shall be filed with the Global Note Depositary and Custodian, but such filing shall not be a condition precedent to the validity of any such action taken in reliance upon such waiver.

     In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Global Note Depositary and Custodian shall constitute a sufficient notification for every purpose hereunder.

     Section 4.03. Effect of Headings. The Article, Section and other headings herein are for convenience only and shall not affect the construction hereof.

     Section 4.04. Successors and Assigns. All covenants and agreements of the Issuer and the Guarantors in this Agreement shall bind the successors and assigns of each of such Persons, respectively, whether so expressed or not.

     Section 4.05. Separability Clause. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     Section 4.06. Benefits of Agreement. Nothing in this Agreement, the Notes or the Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefits or any legal or equitable right, remedy or claim under this Agreement.

     Section 4.07. Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

     Section 4.08. Jurisdiction. By the execution and delivery of this Agreement, each of the Issuer and the Guarantors (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation Systems as its authorized agent upon which process may be served in any suit or proceeding arising out of this Agreement that may be instituted in any Federal or state court in the Borough of Manhattan, The City of New York, and acknowledges that CT Corporation Systems has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding or any claim of inconvenient forum, (iii) agrees that service of process upon CT Corporation Systems and written notice of said service to it (mailed or delivered to its secretary at its principal office at 111 Eighth Avenue, New York, NY 10011 or at any other address previously furnished to the Global Note Depositary and Custodian) shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Each of the Issuer and the Guarantors further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation Systems in full force and effect so long as this Agreement shall be in full force and effect and so long as any Global Note shall be outstanding subject to the appointment of a successor pursuant to the following sentence. Each of the Issuer and the Guarantors may appoint a successor to CT Corporation System, provided that such successor shall be located in the Borough of Manhattan, The City of New York and designated and appointed as above, that such successor accepts such designation in writing prior to or simultaneously with its succession and that written notice of designation has been given prior to such succession to the remaining party or parties hereto; thereafter, the Issuer or the Guarantors, as the case may be, shall take any and all action as may be necessary to continue such designation and appointment of such successor in full force and effect so long as this Agreement shall be in full force and effect. To the extent that any of the Issuer or the Guarantors has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, such Issuer or Guarantor, as the case may be, hereby irrevocably waives such immunity in respect of its respective obligations under this Agreement to the fullest extent permitted by law.

     Section 4.09. Counterparts. This Agreement may be executed by original signature or facsimile in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

     Section 4.10. Inspection of Agreement. A copy of this Agreement shall be available at all reasonable times during normal business hours upon reasonable prior written request at the Corporate Trust Office of the Global Note Depositary and Custodian for inspection by any owner of Book-Entry Interests.

     Section 4.11. Satisfaction and Discharge. Upon a Issuer Request this Agreement shall cease to be of further effect (other than Section 3.06) and the Global Note Depositary and Custodian, at the expense of the Issuer, shall execute proper instruments in form and substance satisfactory to the Global Note Depositary and Custodian acknowledging satisfaction and discharge of this Agreement, when (i) the Indenture has been satisfied and discharged pursuant to the provisions thereof or Certificated Notes have been issued and the Global Notes have been canceled in whole in accordance with the provisions of Section
2.05 or 2.06 hereof, (ii) the Issuer and the Guarantors have paid or caused to be paid all sums payable hereunder by the Issuer and (iii) the Issuer has delivered to the Global Note Depositary and Custodian an Officers' Certificate and an Opinion of Counsel, stating that all conditions precedent herein provided relating to the satisfaction and discharge of this Agreement have been complied with.

     Section 4.12. Amendments. The Issuer, the Guarantors and the Global Note Depositary and Custodian may amend this Agreement without the consent of the Depositary or the owners of Book-Entry Interests:

     (a) to cure any ambiguity, omission, defect or inconsistency, provided that such amendment does not adversely affect the rights of the Depositary or any holder of Book-Entry Interest;

     (b) to evidence the succession of another person to the Issuer or any Guarantor (when a similar amendment with respect to the Indenture is being executed) and the assumption by any such successor of the covenants of the Issuer or such Guarantor therein;

     (c) to add to the covenants of the Global Note Depositary and Custodian, the Issuer, the Company or a Subsidiary Note Guarantor (or any combination of them);

     (d) to evidence or provide for a successor Global Note Depositary and Custodian;

     (e) to make any amendment, change or supplement that does not adversely affect the Depositary or the owners of Book-Entry Interests; or

     (f) to comply with U.S. federal securities laws.

     No amendment that adversely affects the Depositary may be made to this Agreement without the consent of the Depositary.

     Section 4.13. Global Note Depositary and Custodian to Sign Amendments. The Global Note Depositary and Custodian shall sign any amendment authorized pursuant to Section 4.12 hereof if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Global Note Depositary and Custodian. If it does, the Global Note Depositary and Custodian may, but need not, sign it. In signing such amendment, the Global Note Depositary and Custodian shall be entitled to receive indemnity reasonably satisfactory to it and to receive, and shall be fully protected in reasonably relying upon, an Officers' Certificate (which need only cover the matters set forth in clause (a) below) and an Opinion of Counsel stating, subject to customary exceptions, that:

     (a) such amendment is authorized or permitted hereof;

     (b) the Issuer, the Company or the Subsidiary Note Guarantor, as the case may be, has all necessary corporate power and authority to execute and deliver the amendment and that the execution, delivery and performance of such amendment has been duly authorized by all necessary corporate action;

     (c) the execution, delivery and performance of the amendment do not conflict with, or result in the breach of or constitute a default under any of the terms, conditions or provisions of (i) this Agreement, (ii) the Memorandum of Association and Articles of Association of the Issuer, (iii) the Memorandum of Association and Articles of Association or other organizational documents of any affected Guarantor or (iv) any law or regulation applicable to the Issuer;

     (d) such amendment has been duly and validly executed and delivered by the Issuer, the Company or the Subsidiary Note Guarantor, as the case may be, and this Agreement together with such amendment constitutes a legal, valid and binding obligation of the Issuer, the Company or the Subsidiary Note Guarantor, as the case may be, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and general equitable principles; and

     (e) such amendment complies with Section 4.12 hereof.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                               ELAN FINANCE PUBLIC LIMITED COMPANY


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN FINANCE CORP.
                               ATHENA NEUROSCIENCES, INC.
                               ATHENA NEUROSCIENCES FINANCE, LLC
                               ELAN DIAGNOSTICS, INC.
                               ELAN DRUG DELIVERY, INC.
                               ELAN OPERATIONS, INC.
                               ELAN PHARMACEUTICALS, INC.
                               ELAN PHARMACEUTICAL MANAGEMENT CORP.

                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN HOLDINGS, INC.

                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN CORPORATION, PLC
                               DRUG RESEARCH CORPORATION PLC
                               ELAN HOLDINGS LIMITED
                               ELAN INNOVATIONS LIMITED
                               ELAN MANAGEMENT LIMITED
                               ELAN MEDICAL TECHNOLOGIES LIMITED
                               ELAN MEDICAL TECHNOLOGIES (IRELAND) LIMITED
                               ELAN PHARMA LIMITED
                               ELAN PHARMA INTERNATIONAL LIMITED
                               ELAN TRANSDERMAL LIMITED
                               ELAN ONE LIMITED
                               ELAN FOUR LIMITED
                               INSTITUTE OF BIOPHARMACEUTICS
                                 LIMITED
                               MONKSLAND HOLDINGS COMPANY
                               TACKSON LIMITED

                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN PHARMA LIMITED
                               ATHENA NEUROSCIENCES (EUROPE) LIMITED
                               G.W. CARNRICK CO. LIMITED
                               MEADWAY PHARMACEUTICALS LTD.
                               THE LIPOSOME COMPANY LIMITED

                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               QUADRANT HOLDINGS (BERMUDA) LIMITED
                               AXOGEN LIMITED
                               ELAN CAPITAL CORP. LTD.
                               ELAN FINANCE CORPORATION LTD.
                               ELAN INTERNATIONAL INSURANCE LIMITED
                               ELAN INTERNATIONAL PORTFOLIOS LIMITED
                               ELAN INTERNATIONAL SERVICES LTD.
                               ELAN PHARMACEUTICAL INVESTMENTS LTD.
                               NEURALAB LIMITED


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN INTERNATIONAL MANAGEMENT LIMITED


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               ELAN PHARMA B.V.


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:


                               MONKSLAND HOLDINGS B.V.


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                               THE BANK OF NEW YORK, as
                               Global Note Depositary and Custodian


                               By:
                                   ---------------------------------
                                   Name:
                                   Title:

                        ANNEX A -- Form of Global Receipt

THIS IS A GLOBAL RECEIPT WITHIN THE MEANING OF THE DEPOSIT AND CUSTODY AGREEMENT REFERRED TO HEREINAFTER.

[Include the following legend on all Global Receipts representing Restricted
Notes:

"NEITHER THE SECURITIES REPRESENTED BY THIS RECEIPT NOR THIS RECEIPT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW AND IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS CONTAINED IN THE DEPOSIT AND CUSTODY AGREEMENT AND THE INDENTURE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS RECEIPT IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN TWO YEARS AFTER THE ORIGINAL ISSUANCE OF THIS RECEIPT RESELL OR OTHERWISE TRANSFER THIS RECEIPT EXCEPT (A) TO ELAN FINANCE PUBLIC LIMITED COMPANY, ELAN FINANCE CORP., ELAN CORPORATION, PLC OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF ELAN FINANCE PUBLIC LIMITED COMPANY OR ELAN FINANCE CORP. SO REQUESTS), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS RECEIPT IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."]

[Include the following legend for Regulation S Notes:

NEITHER THE SECURITIES REPRESENTED BY THIS RECEIPT NOR THIS RECEIPT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S.

PERSONS, UNLESS THIS RECEIPT AND SUCH SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF IS AVAILABLE.]

UNLESS THIS RECEIPT IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF TO THE GLOBAL NOTE DEPOSITARY AND CUSTODIAN UNDER THE DEPOSIT AND CUSTODY AGREEMENT DATED NOVEMBER 16, 2004 (THE "DEPOSIT AND CUSTODY AGREEMENT") AMONG ELAN FINANCE PUBLIC LIMITED COMPANY, ELAN FINANCE CORP., ELAN CORPORATION, PLC, THE SUBSIDIARY NOTE GUARANTORS AND THE BANK OF NEW YORK FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY RECEIPT ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH PERSON AS IS REQUESTED BY THE DEPOSITORY TRUST COMPANY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF HAS AN INTEREST HEREIN.

                              THE BANK OF NEW YORK

                                 GLOBAL RECEIPT

                                       In

                    [7 3/4% SENIOR FIXED RATE NOTES DUE 2011]
                      [SENIOR FLOATING RATE NOTES DUE 2011]
                             [insert as appropriate]

                                       OF
                       ELAN FINANCE PUBLIC LIMITED COMPANY
                                       AND
                               ELAN FINANCE CORP.

                                                       ISIN:
                                                       Common Code:

     This Global Receipt represents a 100% interest in the Global Note issued in exchange for a Rule 144A Global Note representing the principal amount shown by the most recent entry in the Schedule attached hereto of [7 3/4% Senior Fixed Rate Notes due 2011][Senior Floating Rate Notes due 2011] [insert as appropriate] of Elan Finance public limited company and Elan Finance Corp. (collectively, the "Issuer") issued under the Indenture dated as of November 16, 2004 (the "Indenture") between the Issuer, Elan Corporation, plc (the "Company") and certain subsidiaries of the Guarantor as specified from time to time pursuant to the Indenture (the "Subsidiary Note Guarantors" and, together with the Company, the "Guarantors"), and The Bank of New York, as trustee (the "Trustee"). This Global Receipt is issued pursuant to and subject to the terms and conditions of the Deposit and Custody Agreement dated as of November 16, 2004 (the "Deposit and Custody Agreement") among the Issuer, the Guarantors, The Bank of New York, as book-entry depositary and custodian (the "Global Note Depositary and Custodian"), and the holder and beneficial owners referred to therein.

     The Deposit and Custody Agreement sets forth the rights and agreements of the owner and beneficial owners of interests in this Global Receipt, and the rights and duties of the Global Note Depositary and Custodian and the Issuer and the Guarantors.

     The Bank of New York, as Global Note Depositary and Custodian, hereby certifies that Cede & Co. is the registered owner of this Global Receipt. The registered owner of this Global Receipt is subject to, and entitled to the benefits of, the Indenture and the Deposit and Custody Agreement.

     This Global Receipt shall be governed by and construed in accordance with New York law.

     IN WITNESS WHEREOF, the Global Note Depositary and Custodian has caused this Global Receipt to be duly executed.



Dated:

                                 THE BANK OF NEW YORK




                                  By
                                      ---------------------------------
                                      Name: Authorized Signatory

                          SCHEDULE OF PRINCIPAL AMOUNT

The outstanding aggregate principal amount of the Global Note represented by this Global Receipt is as shown by the latest entry made in this Schedule by the registered owner hereof in accordance with instructions from the Trustee as provided in the Deposit and Custody Agreement.


----------------------- ------------------- -------------------- ----------------------- --------------------
  Date of Increase/         Reason for      Amount of Increase/    Total Outstanding      Notation Made by
       Decrease             Increase/            Decrease           Principal Amount       or on Behalf of
                             Decrease                                Following such          Book-Entry
                                                                   Increase/Decrease         Depositary
----------------------- ------------------- -------------------- ----------------------- --------------------
November [?], 2004      N/A                 N/A                  $[                   ]  N/A
----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------

----------------------- ------------------- -------------------- ----------------------- --------------------


                                     ANNEX B -- Form of Regulation S Certificate


                            REGULATION S CERTIFICATE
           (for transfers pursuant to Section 2.8(c) of the Indenture)

The Bank of New York
  as Global Note Depositary and Custodian
101 Barclay Street
Floor 21 West
New York, New York 10286

         Re:      [7 3/4% SENIOR FIXED RATE NOTES DUE 2011]
                  [SENIOR FLOATING RATE NOTES DUE 2011]
                  [insert as appropriate] (the "Notes")

         CUSIP/ISIN No(s).______________________________

     Reference is made to the Deposit and Custody Agreement, dated as of November 16, 2004 (the "Deposit and Custody Agreement"), among Elan Finance public limited company and Elan Finance Corp. (collectively, the "Issuer"), Elan Corporation, plc (the "Guarantor") as specified from time to time pursuant to the Indenture (the "Subsidiary Note Guarantors" and, together with the Company, the "Guarantors"), and The Bank of New York, as Global Note Depositary and Custodian. Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

     In connection with our proposed sale of $________ aggregate principal amount of the Notes, or Book-Entry Interests therein (the "Specified Notes") [in the case of a transfer of an interest in a 144A Global Note: , which represent an interest in a 144A Global Note beneficially owned by] the undersigned ("Transferor"), we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

     (a) the offer of the Notes, and any Book-Entry Interests relating thereto, was not made to a person in the United States;

     (b) either (i) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (ii) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

     (c) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

     (d) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

     (e) we are the beneficial owner of the principal amount of Notes, and any Book-Entry Interests relating thereto, represented by being transferred.

     In addition, if the sale is made during a 40-day Period and the provisions of Rule 904(b)(1) or Rule 904(b)(2) of Regulation S are applicable thereto, we confirm that such sale has been made in accordance with the applicable provisions of Rule 904(b)(1) or Rule 904(b)(2), as the case may be.

     You, the Issuer and the Guarantors are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this letter have the meanings set forth in Regulation S.

         Very truly yours,

         [Name of Transferor]

         By:____________________________

         _______________________________

         Authorized Signature

                                        ANNEX C -- Form of Rule 144A Certificate


                              RULE 144A CERTIFICATE
           (for transfers pursuant to Section 2.8(c) of the Indenture)

The Bank of New York,
  as Global Note Depositary and Custodian
101 Barclay Street
Floor 21 West
New York, New York 10286

         Re:      [7 3/4% SENIOR FIXED RATE NOTES DUE 2011]
                  [SENIOR FLOATING RATE NOTES DUE 2011]
                  [insert as appropriate] (the "Notes")

         CUSIP/ISIN No(s).__________________________________

     Reference is made to the Deposit and Custody Agreement, dated as of November 16, 2004 (the "Deposit and Custody Agreement"), among Elan Finance public limited company and Elan Finance Corp. (collectively, the "Issuer"), Elan Corporation, plc (the "Guarantor") as specified from time to time pursuant to the Indenture (the "Subsidiary Note Guarantors" and, together with the Company, the "Guarantors"), and The Bank of New York, as Global Note Depositary and Custodian. Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

     In connection with our proposed sale of $________ aggregate principal amount of the Notes, or Book-Entry Interests therein (the "Specified Notes") [in the case of a transfer of an interest in a 144A Global Note: , which represent an interest in a 144A Global Note beneficially owned by] the undersigned ("Transferor"), we confirm that such sale has been effected pursuant to and in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

     You and the Issuers are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

                  Very truly yours,

                  [Name of Transferor]

                  By:____________________________

                  _______________________________
                  Authorized Signature



                                      C-1